UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

                                             SEC File Number 0-26600

CUSIP Number 630798106

NOTIFICATION OF LATE FILING

(Check One):|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

               For Period Ended: December 31, 2006

               [ ] Transition Report on Form 10-K

               [ ] Transition Report on Form 20-F

               [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q

               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:                                                                                                                              .

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                                                                                                                                                                                  .

PART I - REGISTRANT INFORMATION

NAPTAU GOLD CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1941 Lake Whatcom Blvd #212

Address of Principal Executive Office (Street and Number)

Bellingham, WA 98229

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete its Annual Report on Form 10-K for the year ended December 31, 2006 within the prescribed time without unreasonable effort or expense due to unexpected delays in compiling and disseminating the information required to be included in the Form 10-K for the relevant fiscal year, as well in the completion of the required review of the Company’s financial information. Accordingly, the Registrant requests this extension of time to ensure a complete and accurate Annual Report on Form 10-K is filed. The Annual Report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Edward D. Renyk                                      604          277-5252

                      (Name)                                    (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the      registrant was required to file such report(s) been filed? If answer is no, identify report(s).   |X| Yes |_| No

(3)  Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NAPTAU GOLD CORPORATION

 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2006

By:  /s/ Edward D. Renyk

Name:  Edward D. Renyk

Title: CFO and Principal

Accounting Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)